ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 10, 2015

George G. Baxter
(617) 951-7748
George.Baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Debbie Skeens, Esq.

Re:	Allianz Funds (Registration Nos. 333-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 178

Dear Ms. Skeens:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 178 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on October 15, 2015 in connection with the launch of Class R6 shares of each of AllianzGI Emerging Markets Opportunities Fund (the “Emerging Markets Opportunities Fund”), AllianzGI Focused Growth Fund (the “Focused Growth Fund”) and AllianzGI Small-Cap Blend Fund (the “Small-Cap Blend Fund”) (each, a “Fund” and together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on December 2, 2015. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 179 (the “485(b) Amendment”) to the Trust’s Registration Statement, filed on December 14, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

AllianzGI Emerging Markets Opportunities Fund (for purposes of the following Comments and Responses only, the “Fund”)

1.	Comment: With respect to the “Principal Investment Strategies” disclosure in the Fund summary section of the Prospectus (a “Fund Summary”), please clarify whether the Fund invests, as a principal investment strategy, in instruments other than equities and derivatives and, if so, add applicable principal investment strategy and risk disclosure. Additionally, please add disclosure describing the specific types of equity securities in which the Fund may invest.

Response: In response to this comment, the Trust will revise disclosure in “Principal Investment Strategies” section of the Fund Summary as follows (new language denoted by underline):

The Fund normally invests primarily in common stocks, either directly or indirectly through depositary receipts. In addition to common stocks, equity securities in which the Fund may invest include, without limitation, preferred stocks, convertible securities and warrants. The Fund may invest up to 20% of its net assets in securities of U.S. companies and may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments. The Fund may also use participatory notes (“P-Notes”) to gain exposure to issuers in certain countries, including India and China.

2.	Comment: Please revise the disclosure relating to the Fund’s “alpha model” strategy under the “Principal Investment Strategies” section of the Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act and as described in SEC Release No. 33-7497.

Response: In response to this comment, the Trust will make the following revisions to the referenced disclosure (new language denoted by underline and deletions by ~~strikethrough~~):

“The ~~team’s quantitative~~ investment process ~~begins with~~ uses a proprietary ‘alpha’ model which blends behavioral and fundamental factors in assessing individual securities’ prospects of outperforming the broad universe of emerging markets equities.”

3.	Comment: Please revise the parenthetical adjacent to the MSCI Emerging Markets Index included in the Fund’s Average Annual Total Returns table to comply with Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust has reviewed the referenced disclosure and believes that it is compliant with Item 4(b)(2)(iii) of Form N-1A and helpful to investors. The Trust believes that the Form permits revisions to the parenthetical as necessary to accurately reflect the returns of an index, as demonstrated by the brackets surrounding the phrase “fees, expenses or taxes” in the model table provided in Item 4(b)(2)(iii). Because the annual total returns of the MSCI Emerging Markets Index reflect no deduction for fees or expenses, but are presented net of dividend tax withholding, we have revised the parenthetical provided by the Form accordingly. The Trust therefore respectfully declines to make the requested change.

AllianzGI Focused Growth Fund (for purposes of the following Comments and Responses only, the “Fund”)

4.	Comment: The Staff notes that the following disclosure is included in the “Principal Investment Strategies” section of the Fund Summary: “At times, depending on market and other conditions, the Fund may also invest a significant percentage of its assets in a small number of business sectors or industries.” Please revise disclosure to include the business sectors and industries in which the Fund may invest a significant percentage of its assets, as well as to indicate what percentage of the Fund’s assets constitutes a “significant percentage” for purposes of this disclosure.

Response: The Trust notes that the referenced disclosure is intended, given the relatively small number of stocks the Fund normally holds (between twenty-five and forty-five large-cap growth stocks, as disclosed) at any given time, to inform shareholders of the risk that a number of the Fund’s investments may be clustered in similar companies or industries and may therefore experience losses in the event of a downturn in such companies or industries. The Trust will add the following disclosure to the Fund’s Item 9 disclosure, “The specific business sectors and industries in which the Fund invests a significant percentage of its assets are expected to change over time.”

With respect to the word “significant” in the referenced disclosure, the Trust confirms that it is using the word’s common meaning in this respect, and that the referenced disclosure is intended to convey the point that a considerable, important or large amount of the Fund’s assets may be invested in a small number of business sectors or industries. The Trust respectfully declines to add a specific percentage defining “significant” here because it believes investors understand the common usage of the term and that its inclusion is helpful to investors and consistent with Form N-1A.

5.	Comment: Please explain supplementally the Trust’s reason for including the impact of sales loads for Class A shares in the Average Annual Total Returns Table, but not in the Calendar Year Total Returns bar chart (each, a “bar chart”) included in the “Performance Information” section of the Fund Summary.

Response: The Trust believes that the inclusion of the impact of sales loads in the Average Annual Total Returns Table, but not in the bar chart, is compliant with Instruction 1(a) to Item 4(b)(2)(iii) of Form N-1A, which states that, “[i]f a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” Because no corresponding instruction is given with respect to the Average Annual Total Returns Table, the Trust believes that it is permissible to include the impact of sales loads in the Average Annual Total Returns table and that doing so gives investors a realistic indication of the net returns they would have achieved had they been invested in Class A shares of the Fund during the periods shown in the Average Annual Total Returns table. The Trust further notes that the disclosure required by the Form regarding the exclusion of sales loads from the bar chart has been included in the “Performance Information” section of the Fund Summary.

AllianzGI Small-Cap Blend Fund (for purposes of the following Comments and Responses only, the “Fund”)

6.	Comment: Instruction 3(d)(ii) to Item 3 of Form N-1A states that “if there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.” Please provide additional detail with respect to the footnote to the Annual Fund Operating Expenses table regarding the restatement of “Other Expenses.”

Response: The Trust notes that Instruction 3(d)(ii)(B) to Item 3 instructs the Trust to disclose in a footnote to the Annual Fund Operating Expenses table “that the information in the table has been restated to reflect current fees.” In prior Fund Summaries relating to the other share classes offered by the Fund, the Trust has included detailed descriptions of the “Other Expenses” incurred by the Fund in connection with its organization and initial offering (“Organizational “Expenses”) in a footnote to the Annual Fund Operating Expenses Table. Because (i) the Organizational Expenses were reimbursed by the Fund’s administrator in accordance with a contractual agreement in effect through June 30, 2014; (ii) the Organizational Expenses are not recurring expenses; and (iii) the Organizational Expenses were incurred by the Fund and reimbursed by its administrator during previous fiscal years, the Trust has omitted this detail from the footnote in the current version of the Fund Summary, which restated these expenses to reflect current rates, as consistent with Form N-1A. The Trust will consider making additional revisions to the footnote in connection with the next annual update to the Trust’s registration statement.

7.	Comment: The Staff notes that the following description of “smaller market capitalization companies” is included in the Fund’s “Principal Investment Strategies” disclosure: “[T]he Fund currently considers smaller market capitalization companies to be companies with market capitalizations that are smaller than the largest company in the Russell 2000 Index (approximately $4.7 billion as of June 30, 2015).” Please provide the lower limit, if any, of the Fund’s market capitalization range, as well as additional detail regarding any other indices the Fund uses to define its market capitalization range.

Response: The Trust confirms that there is no lower limit to the Fund’s permissible market capitalization range with respect to smaller capitalization companies. Additionally, the Trust notes that the Fund’s market capitalization range explicitly includes micro-cap companies, as outlined in the Item 9 disclosure describing the Fund’s Micro-Cap “sleeve” which defines micro-cap companies as “companies with market capitalizations that are smaller than the largest company in the Russell Microcap Growth Index (approximately $1.3 billion as of June 30, 2015).” The Trust therefore respectfully declines to make the requested change because it believes its current disclosure adequately explains how the Fund defines smaller market capitalization companies.

8.	Comment: Please revise disclosure in the “Principal Investment Strategies” section of the Fund Summary regarding the various “sleeves” of the Fund’s investment strategy to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The Trust will consider revising the Fund’s “Principal Investment Strategy” language in connection with the next annual update to the Trust’s registration statement.

9.	Comment: Please confirm the extent to which the Fund is exposed to sub-prime mortgages through its real estate investment trust (“REIT”) investments and provide additional principal risk disclosure relating to sub-prime mortgages, as and if applicable.

Response: The Trust has confirmed that the Fund’s REIT investments currently involve minimal exposure (i.e., less than one percent of the Fund’s total assets) to sub-prime mortgages. The Trust therefore believes that no additional disclosure is necessary. The Trust will monitor the Fund’s exposure to sub-prime mortgages and revise disclosure as necessary if the Fund’s exposure to sub-prime mortgages increases to the point at which it becomes a principal investment strategy and principal risk of the Fund.

General

10.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment will include all information that had been omitted from or placed in brackets in the 485(a) Amendment.

11.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A, as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales. Additionally, please confirm supplementally the extent to which the Funds engage in short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales, if any. The Trust confirms that the Funds do not currently engage in short sales.

12.	Comment: The Staff notes that the applicable sub-sections of the “Principal Investments and Strategies of Each Fund” section of the Prospectus state that each Fund may invest in certain types of derivatives. Representative disclosure in the “Principal Investments and Strategies of Each Fund” section applicable to the Emerging Markets Opportunities Fund states: “The Fund may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” In this and other instances, please revise the Prospectus disclosure describing each Fund’s use of derivatives to include information about the specific types and purposes of such derivative instruments, including the types of swap instruments in which the Funds may invest. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain appropriate disclosure relating to the Funds’ use of derivatives (including swaps). For example, disclosure in the Small-Cap Blend Fund’s Fund Summary states, “In order to gain exposure to desired asset classes or securities, or for hedging or other investment purposes, the Fund may also utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments. Although the Fund did not invest significantly in derivative instruments as of the end of its most recent fiscal year, it may do so at any time.” The Trust further notes that the Item 9 disclosure for Emerging Markets Opportunities Fund and Focused Growth Fund with respect to each Fund’s use of derivatives is similarly helpful to investors in clarifying each Fund’s use of derivatives. Each Fund’s Item 9 disclosure states that, “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.”

In addition, current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to, among other things, stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes.

[ . . . ]

Examples of derivative instruments that the Funds may buy, sell or otherwise utilize (unless otherwise stated in the Fund Summaries or under “Principal Investments and Strategies of Each Fund”) include, among others, option contracts, futures contracts, options on futures contracts, forward contracts, warrants and swap agreements, including swap agreements with respect to securities indexes. The Funds that may use derivatives may purchase and sell (write) call and put options on securities, securities indexes and foreign currencies; and may also purchase and sell futures contracts and options thereon with respect to securities, securities indexes, interest rates and foreign currencies. A description of these and other derivative instruments that the Funds may use are described under “Investment Objectives and Policies” in the Statement of Additional Information.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information.

The Trust respectfully submits that general derivatives-related disclosure of the type referenced by the Staff in its comment is appropriate, given that the Funds retain the flexibility to invest in different derivative instruments, including swaps, depending on circumstances. Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “ICI Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate. The Trust notes that it reviews each Fund’s principal investment strategies and principal risks disclosure as part of the process of annually updating its registration statement and that it considers the ICI Letter as part of that process.

13.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” does not address the Funds’ policies and practices related to the segregation of assets for purposes of covering obligations under derivative positions, including swaps agreements and credit default swaps, among others. Please add appropriate disclosure or confirm supplementally that existing disclosure adequately addresses segregation practices.

Response: The Trust respectfully submits that its existing disclosure adequately describes the Funds’ segregation policies and practices. The Trust notes that its Prospectus and SAI include disclosures related to segregation in a number of contexts. A representative example of such disclosure is included in the “Characteristics and Risks of Securities and Investment Techniques—Reverse Repurchase Agreements and Other Borrowings” section of the Prospectus, which states: “A Fund will segregate assets determined to be liquid by the Adviser or the Sub-Adviser in accordance with procedures approved by the Board of Trustees to cover its obligations under reverse repurchase agreements, dollar rolls and other borrowings.” An additional representative example is included in the “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” section of the SAI, which states: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”

Additional disclosures related to segregation practices are included in the “Summary of Principal Risks—Leveraging Risk,” “Characteristics and Risks of Securities and Investment Techniques—Derivatives—Leveraging Risk” and “Characteristics and Risks of Securities and Investment Techniques—When-Issued, Delayed Delivery and Forward Commitment Transactions” sections of the Prospectus and the “Investment Objectives and Policies—Borrowing,” “Investment Objectives and Policies—Foreign Currencies and Related Transactions,” “Investment Objectives and Policies—Derivative Instruments,” “Investment Objectives and Policies—Short Sales,” “Investment Objectives and Policies—When-Issued, Delayed Delivery and Forward Commitment Transactions,” and “Investment Objectives and Policies—Delayed Funding Loans and Revolving Credit Facilities” sections of the SAI each discuss the Funds’ segregation policies and practices with respect to particular types of investments.

The Trust evaluates a Fund’s derivative positions, for purposes of asset segregation, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust respectfully submits that its current disclosure relating to its segregation practices is narrowly tailored and sufficient to meet the requirements of existing guidance. The Trust understands that the Staff may develop further guidance in this area (including through the proposed rules expected to be issued on December 11, 2015), which could affect the Fund’s future operations.1

14.	Comment: Please confirm that the Funds segregate an appropriate amount of assets to cover its obligations in connection with total return swaps.

Response: The Trust confirms that the Funds do not currently invest in total return swaps. The Trust’s general policy is to evaluate each Fund’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust understands that the Staff may develop further guidance in this area (including through the proposed rules expected to be issued on December 11, 2015), which could affect the Funds’ future operations.

[1]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”).

15.	Comment: Please review the principal risks listed for each Fund and, to the extent that a principal risk is not one associated with a principal investment strategy of that Fund, remove such principal risk from the Fund’s list of principal risks. For example, with respect to the Emerging Markets Opportunities Fund, “Smaller Company Risk” is listed as a principal risk of the Fund but there is no corresponding disclosure included under “Principal Investment Strategies” either in the Fund Summary or in the Fund’s Item 9 disclosure. In addition, “Focused Investment Risk” is listed as a principal risk for the Emerging Markets Opportunities Fund and the Small-Cap Blend Fund, but neither Fund includes investment strategy language in its Fund Summary or Item 9 disclosure relating to focused investments.

Response: The Trust will add the following disclosure in response to the Staff’s comment with respect to the Emerging Markets Opportunities Fund: “The Fund may invest in issuers of any size market capitalization, including smaller capitalization companies.” The Trust confirms that each of the other principal risks listed for each Fund corresponds with an instrument or a strategy that is described in that Fund’s principal investment strategies. For example, “Focused Investment Risk” applies to each of the Emerging Markets Opportunities Fund and the Small-Cap Blend Fund because each Fund may focus on a limited number of sectors, industries or geographic regions in the course of pursuing its investment objective and the Trust believes that shareholders should be made aware of that risk. Lastly, the Trust notes that it reviews each Fund’s principal investment strategies and principal risk disclosure as part of the process of annually updating its registration statement.

16.	Comment: The Staff notes that in the “Principal Risks” section of each Fund Summary and in each Fund’s corresponding Item 9 disclosure, certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order. Please add disclosure explaining why certain principal risks are listed first, before the alphabetical list.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they have common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding such differences. The Trust believes its current presentation method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks. The Trust respectfully declines to supplement its existing disclosure in response to this comment.

17.	Comment: The Staff notes that Turnover Risk is included as a principal risk of each Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary of each Fund.

Response: The Trust notes that Item 3 of Form N-1A requires each Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Funds, including Funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Funds, regardless of whether a Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

18.	Comment: The Staff notes that, with respect to the Emerging Markets Opportunities Fund’s and the Focused Growth Fund’s Fund Summaries, disclosure in the paragraph preceding the each Fund’s bar chart states that for periods prior to the reorganization of the Fund or the inception date of a share class, as applicable, the performance information is based on the performance of the predecessor fund or older class of shares that dates back to the Fund’s inception, as applicable, adjusted to reflect the fees and expenses paid by the particular share class of the Fund. Please explain the legal basis for the inclusion of this language. In previous responses to this comment, the Trust has relied on and made reference to a conversation between a former partner of Ropes & Gray LLP and Barry Miller, formerly legal counsel then associated with the Office of Disclosure at the Division of Investment Management (the “Barry Miller conversation”). Please confirm supplementally whether the treatment of predecessor funds was discussed during the Barry Miller conversation.

Response: It has been the longstanding practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the Funds, to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class. The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, participated in the Barry Miller conversation, which was about the presentation of performance data by the Trust in its prospectuses for newer share classes with lower expenses than a fund’s older share classes.2 The methodology in question was the same as that used for presenting the

[2]

This conversation resulted from the filing of a post-effective amendment to the registration statement of the Trust. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the registrant’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the registrant’s methodology. Mr. Miller also indicated that he understood the registrant would use such methodology in the absence of further Staff action.

The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the bar chart, additional information may be found regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Funds’ Prospectus and SAI. The Trust will review the record of the Barry Miller conversation and looks forward to further discussions with the Staff on this topic in connection with the next annual registration statement update for an open-end trust in this fund complex, namely Allianz Funds Multi-Strategy Trust (filed on Rule 485(a) on November 23, 2015 (Accession No. 0001193125-15-385443).

19.	Comment: Please omit the statement in the “Performance Information” section of each Fund Summary that “Class R6 performance would be higher than [Institutional Class/Class A] performance because of the higher expenses paid by [Institutional Class/Class A] shares” in the paragraph preceding the bar chart, as Form N-1A neither requires nor permits disclosure stating that the performance of a certain share class would be higher than that of the share class shown in the bar chart.

Response: The Trust has reviewed the referenced disclosure and respectfully submits that the disclosure has been prepared in accordance with Instruction 3(b) to Item 4(b)(2) of Form N-1A, which states:

When a Multiple Class Fund offers a new Class in a prospectus and separately presents information for the new Class in response to Item 4(b)(2), include the bar chart with annual total returns for any other existing Class for the first year that the Class is offered. Explain in a footnote that the returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses. Include return information for the other Class reflected in the bar chart in the performance table.

The Trust believes that the referenced disclosure helps to clarify that the differences in performance between Institutional Class and Class A shares, as applicable, and Class R6 shares, are due to the differing levels of expenses borne by each share class, is helpful to investors and consistent with Form N-1A. However, in response to the Staff’s comment, the Trust will consider revising the referenced disclosure in the next annual update to the Trust’s registration statement.

20.	Comment: Please confirm that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary is tailored pursuant to Item 4(a) of Form N-1A so that it summarizes the information provided in response to Item 9(b) in the corresponding section titled “Principal Investments and Strategies of Each Fund.” The Staff notes that the disclosure provided in response to Item 4(a) is not supposed to be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue.

Response: The Trust respectfully submits that the Fund Summaries, as written, have been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and are therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that the Fund Summaries are not generally identical to the Item 9(b) disclosure, although much of the language in the Fund Summaries conforms to the Item 9(b) disclosure. For example, the Fund Summary for the Emerging Markets Opportunities Fund omits certain background details regarding circumstances in which the Fund may deviate from its principal investment strategies that are included in the Item 9(b) disclosure, including the following sentence: “In response to adverse market, economic, political or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Fund may not achieve its investment objective when it does so.” The Focused Growth Fund’s and the Small-Cap Blend Fund’s summaries are similarly streamlined. The Trust will revisit the relationship between the Fund Summary and Item 9(b) disclosure for each Fund in connection with the Trust’s upcoming annual registration statement update.

21.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section of the Prospectus includes the following sentence: “Each Fund may be subject to additional risks other than those described below because the types of investments made by each Fund can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the Prospectus in the event of a material change in the principal investment strategies and principal risks of any of the Funds.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Funds is helpful to investors and compliant with Form N-1A.

22.	Comment: Please revise the disclosure in the “Summary of Principal Risks” section of the Prospectus to the extent that it does not correspond to any Fund’s principal investment strategies disclosure. For example, the Staff notes that the section of the “Credit and Counterparty Risk” disclosure addressing credit risk does not appear to correspond to the “Principal Investment Strategies” disclosure in any Fund Summary or any of the Funds’ Item 9 disclosure, as the Staff believes that credit risk is normally associated with funds that invest in fixed-income securities and the Staff notes that the Funds invest primarily in equity securities and equity-related instruments. The Staff also notes that disclosure in the “Additional Risks of Investing in the Funds” section similarly addresses risks arising in certain circumstances, such as a Fund being newly formed, that do not appear to relate to any of the Funds.

Response: The Trust has reviewed the referenced disclosure and notes that, because this filing relates only to one class of shares of three series of the Trust, the disclosure included in this Prospectus will be incorporated into a larger prospectus that relates to all sixteen series of the Trust (some of which invest in fixed-income securities as a principal investment strategy) and which will contain investment strategy language corresponding to each risk as currently described in the “Summary of Principal Risks” section of the Prospectus. The Trust therefore respectfully declines to make the requested change.

23.	Comment: Please confirm supplementally the reasons for excluding each Fund’s administrative fees from the Annual Fund Operating Expenses table in the Fund Summaries.

Response: The Registrant confirms that each Fund’s administrative fees are included in the Annual Fund Operating table as part of the “Management Fees” column, which reflect each Fund’s investment advisory and administrative fees.

24.	Comment: Please explain supplementally the provision of the Exemptive Order discussed in the “Adviser/Sub-Adviser Relationship” sub-section of the Prospectus which prohibits AGIFM from entering into sub-advisory agreements with its affiliates without shareholder approval, unless the affiliates are substantially wholly-owned by Allianz.

Response: The Exemptive Order3, in combination with a subsequent no-action letter4, permits AGIFM, subject to the oversight of the Board of Trustees of the Trust, to terminate a sub-advisory agreement with an affiliated sub-adviser that is a wholly owned subsidiary, as defined in section 2(a)(43) of the 1940 Act, of Allianz Asset Management of America, L.P. (“Allianz”) (a “Wholly Owned Sub-Adviser”) and to enter into a sub-advisory agreement with another Wholly Owned Sub-Adviser without obtaining shareholder approval. In addition, the Exemptive Order permits AGIFM to terminate a sub-advisory agreement with an unaffiliated sub-adviser and enter into a sub-advisory agreement with another unaffiliated sub-adviser and to terminate a sub-advisory agreement with a Wholly Owned Sub-Adviser and enter into a sub-advisory agreement with an unaffiliated sub-adviser without obtaining shareholder approval. By contrast, under the Exemptive Order, AGIFM may not terminate a sub-adviser and enter into a sub-advisory agreement with an affiliated sub-adviser that is not a Wholly-Owned Sub-Adviser without obtaining shareholder approval. In granting the Exemptive Order, the Staff accepted the assertion that, “the Adviser does not have any economic incentive to replace one Wholly Owned Subadviser with another Wholly Owned Subadviser since its overall compensation does not increase by virtue of its ownership interest in both entities” and that therefore no “impermissible conflict of interest or opportunity for self-dealing” would exist with respect to such a replacement. The Exemptive Order therefore permits AGIFM, subject to certain conditions, to enter into sub-advisory agreements with Wholly Owned Sub-Advisers without shareholder approval, but does not permit AGIFM to do so with respect to new sub-advisers that are affiliates but not wholly-owned subsidiaries of Allianz.

25.	Comment: The Staff notes that the following disclosure is included in the “How to Buy and Sell Shares” section of the Prospectus:

An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain financial intermediaries (such as retirement plans and their service providers, clearing agents, and brokerage firms trading with the Trust on an omnibus basis) on a business day prior to the close of regular trading on the NYSE will be effected at the NAV determined on such business day, provided that such order is communicated to the Trust or its designee prior to such time as agreed upon by the Trust and such intermediary after the close of regular trading on the NYSE on such business day or on the following business day.

This sentence conflicts with the disclosure included later in the same section that states, “If your purchase or redemption order is received by the Distributor on a day when the New York Stock Exchange is closed, it will be processed on the next succeeding day when the New York Stock Exchange is open (at the succeeding day’s NAV).” Please consider removing the reference to “the Distributor” in the final sentence of the referenced paragraph in order to clarify that the treatment of orders received at times when the NYSE is closed does not differ depending on the entity to which the order is communicated.

[3]	PIMCO Funds: Multi-Manager Series and PIMCO Advisors L.P., Investment Company Act Release Nos. 24558 (July 17, 2000), 65 FR 45632 (July 24, 2000) (notice) and 24597 (Aug. 14, 2000), 73 SEC Docket 176 (Sept. 12, 2000) (order).
[4]	PIMCO Funds: Multi-Manager Series, Allianz Dresdner Asset Management of America L.P. and PIMCO Funds Advisors LLC, SEC Staff No-Action Letter (August 6, 2002).

Response: The Trust will consider the requested revisions in response to this comment in connection with the next annual update to the Trust’s registration statement.

26.	Comment: The Staff notes that the following disclosure is included in the “How to Buy and Sell Fund Shares” section of the Prospectus:

The Distributor, in its sole discretion, may accept or reject any order for purchase of Fund shares. The sale of shares will be suspended during any period in which the NYSE is closed for other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Additionally, redemptions of Fund shares may be suspended when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemptions or postpone payment for more than seven days, as permitted by law.

Please consider clarifying the above disclosure to more closely track the language and requirements of Section 22(e) of the Investment Company Act of 1940 and related rules.

Response: The Trust will consider the requested revisions in response to this comment in connection with the next annual update to the Trust’s registration statement.

27.	Comment: Please add disclosure to the “Redemptions in Kind” sub-section of the “How to Buy and Sell Shares” section of the Prospectus explaining that in-kind securities are subject to market risk until they are sold and that a shareholder may incur capital gains when they convert in-kind securities to cash.

Response: The Trust will consider the requested revisions in response to this comment in connection with the next annual update to the Trust’s registration statement.

28.	Comment: Please revise disclosure in the “Additional Performance Information” section of the Prospectus to reflect that no sales charges apply to Class R6 shares.

Response: The Trust will make the requested change.

Statement of Additional Information—General

29.	Comment: With respect to the Funds, please provide securities ownership information for the Trustees of the Trust as of June 30, 2015, rather than the end of the most recent calendar year.

Response: The Trust believes that the current securities ownership information is compliant with Form N-1A, Instruction 1 to Item 17(b)(4) of which states that, “Information [relating to trustee securities ownership] should be provided as of the end of the most recently completed calendar year.” The Trust therefore respectfully declines to make the requested change.

30.	Comment: With respect to the “Certain Ownership of Trust Shares” section of the SAI, please provide information regarding persons who own of record or beneficially 5% or more of a class of shares of a series of the Trust (each a “Series”) (“5% Owners”) and owners of 25% or more of the outstanding shares of beneficial interest of a Series (“25% Owners”) as of a date no more than 30 days prior to the effective date of the 485(b) Amendment.

Response: The Trust notes that Item 18 of Form N-1A requires that ownership information with respect to 5% Owners and 25% Owners be provided, “as of a specified date no more than 30 days prior to the date of filing of the registration statement or an amendment.” The 485(a) Amendment amends the Trust’s registration statement only with respect to Class R6 shares of the Funds, and therefore includes ownership information with respect to other series of the Trust or other classes of shares of the Funds that is dated no more than 30 days prior to the effective date of the Trust’s previous annual registration statement update (August 28, 2015). The 485(b) Amendment will provide ownership information with respect to Class R6 shares of the Funds as of the effective date of the 485(b) Amendment. The SAI states (and the SAI in the 485(b) Amendment will state) that, “No information is provided in Appendix B with respect to R6 shares of the AllianzGI Emerging Markets Opportunities Fund, the AllianzGI Focused Growth Fund or the AllianzGI Small-Cap Blend Fund because no such shares were outstanding as of the date of this Statement of Additional Information.” The Trust therefore believes that the current disclosure is compliant with Form N-1A and respectfully declines to make the requested change.

Part C

31.	Comment: Please confirm that the exhibits to be filed with the 485(b) Amendment will be filed in compliance with Rule 483 of the Securities Act, particularly with respect to the requirement to file final agreements.

Response: The Trust will review the Part C exhibits list and make changes responsive to this comment in connection with the 485(b) Amendment.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George Baxter

George Baxter

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Sarah H. McLaughlin, Esq.